September 10, 2019

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Anuja A. Majmudar

Re:	National Energy Services Reunited Corp.
Registration Statement on Form F-3
Filed on August 23, 2019
File No. 333-233422 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, National Energy Services Reunited Corp. (the “Registrant”) hereby requests that the effective date for the Registration Statement be accelerated so that it will become effective at 4:00 p.m., Washington D.C. time, on Friday, September 13, 2019, or as soon as possible thereafter.

Please contact Manuel A. Orillac or William B. Nelson of Shearman & Sterling LLP, counsel to the Registrant, at 713-354-4886 or 713-354-4880, respectively, with any questions you may have concerning this request.

[Signature Page Follows]

Very truly yours,

NATIONAL ENERGY SERVICES REUNITED CORP.

By:	/s/ Sherif Foda
Sherif Foda
Chief Executive Officer

cc:	Via Email
Manuel A. Orillac William B. Nelson
Shearman & Sterling LLP